Outcrop Gold Appoints New Chief Financial Officer

Vancouver, British Columbia--(Newsfile Corp. - November 26, 2019) - Outcrop Gold Corp. (TSXV: OCG) ("Outcrop" or the "Company") is pleased to introduce Alex Tong as the Company's new Chief Financial Officer (CFO):

Mr. Tong, currently a consultant of Outcrop Gold Corp, will transition to CFO after a brief period during which current CFO Rakesh Patel completes the end of fiscal-year audited financials.

In the very short time that Mr. Tong acted our Consultant, he has produced a comprehensive operating budget that is well integrated with the objectives to be accomplished with the proceeds of the $1,250,000 private placement currently being conducted by the Company.

Alex has quickly got up to speed with the forecast cash flow plan for the next fiscal year and has helped implement robust fiscal and financial controls that will provide tight budget-reconciliations for review by management and the Board of Directors.

CEO and President Joseph Hebert remarks that: "Alex brings impressive experience and background into Outcrop Gold and is quickly integrating himself with the entire Company team. The Company is fortunate to have attracted a CFO of this caliber. He will ensure that Outcrop Gold conducts its Exploration as a well-run business."

Outcrop Gold would like to thank Rakesh Patel for his role as CFO with the Company as he moves on to pursue other business opportunities. Mr. Patel will continue as CFO while overseeing the completion of the end of the fiscal-year financial statements and assist Mr. Tong during a short transition period.

Background

Mr. Tong is a highly qualified finance professional with extensive senior management experience in the mining industry. Most recently he held the position of Director of Finance at diamond producer Lucara Diamond Corp. Prior to Lucara, Mr Tong held senior finance roles at resource development public companies (including Energy Metals and NovaGold) where Mr Tong was responsible for achieving operational performance, leading mergers and acquisitions while being involved with various financing initiatives.

Currently, Mr. Tong, serves as a partner and a co-founder of Calibre Capital Corp., a full-service merchant bank providing financial services, leading stock exchange listings and managing all aspects of businesses for its clients to achieve commercial success.

Mr Tong is a Chartered Professional Accountant and articled with Delotte LLP where he managed a portfolio of clients in both Canadian and U.S. publicly listed companies, primarily in the brokerage and mining industry.

About Outcrop Gold

Outcrop is a gold prospect generator active in Colombia acquiring gold exploration projects with world-class discovery potential. Outcrop performs its own grass roots exploration and then employs a joint venture business model on its projects to maximize investor exposure to discovery and minimize financial risk. Outcrop has Newmont Goldcorp as a funding partner on its Lyra project in Antioquia directly south of Buritica.

ON BEHALF OF THE BOARD OF DIRECTORS

Joseph P Hebert, Chief Executive Officer

Tel: +1-775-340-0450

Email: joseph.hebert75@gmail.com

www.outcropgoldcorp.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release includes forward- looking statements that are subject to risks and uncertainties. All statements within, other than statements of historical fact, are to be considered forward looking. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements do not guarantee future performance and actual results, or developments may differ materially from those in forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, the ability of the Company to exercise the option and general economic, market or business conditions and regulatory and administrative approvals, processes and filing requirements. There can be no assurances that such statements will prove accurate and, therefore, readers are advised to rely on their own evaluation of such uncertainties. We do not assume any obligation to update any forward-looking statements.

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